UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14201

SEMPRA ENERGY
(Exact name of registrant as specified in its charter)

101Ash Street, San Diego, California 92101
(619) 696-2000
(Address, including zip code, and telephone number, include area code, of registrant's principal executive offices)

Income Equity Units
(Title of each class of securities covered by this Form)

Common Stock
Preferred Stock Purchase Rights
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☒	Rule 12h-3(b) (1) (i)	☐
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☐	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Sempra Energy has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SEMPRA ENERGY.

Date: May 18, 2005	By:	/s/ CHARLES A. McMONAGLE
	Name:	Charles A. McMonagle
	Title:	Vice President and Treasurer